Filed pursuant to Rule 433
Issuer Free Writing Prospectus
Registration No. 333-169839
October 22, 2010
LE GAGA HOLDINGS LIMITED
     Le Gaga Holdings Limited has filed a registration statement on Form F-1, including a prospectus, with the SEC for the offering to which this free writing prospectus relates. Before you invest in the securities being offered, you should read the prospectus in that registration statement and other documents Le Gaga has filed with the SEC for more complete information about Le Gaga and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents Le Gaga has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Le Gaga, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free: +1-866-718-1649 or +1-888-827-7275 (calling these numbers is not toll free outside the United States). You may also access Le Gaga most recent prospectus by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1499506/000095012310095173/h04342a2fv1za.htm.
     On October 15, 2010, Le Gaga filed Amendment No. 1 to its registration statement on Form F-1, which included a preliminary prospectus dated October 15, 2010. This free writing prospectus describes the amendments that were made in Amendment No. 2 to the Form F-1 as filed via EDGAR with the SEC on October 22, 2010. All references to page numbers are to the page numbers in the preliminary prospectus, which formed part of Amendment No. 2.
“Prospectus Summary — Our Company,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Overview,” “Business — Overview” and “Business — Greenhouses and Other Agricultural Facilities”
     Le Gaga has described in these sections the benefit of greenhouse cultivation, and has included the statement: “Compared to open-field farming, greenhouse cultivation improves our production yield, profit margins and return on our investment expenditures.” Le Gaga has further enhanced the disclosure on pages 1, 44, 83 and 89 by making the additional statement: “Accordingly, our greenhouses have contributed to a significantly higher percentage of our revenues than would be suggested by their percentage coverage of our arable land.”
“Prospectus Summary — Summary Combined Financial and Operating Data”
     Footnote (5) relating to the June 30, 2010 as adjusted combined balance sheet data presented on page 8 has been amended to clarify that the as adjusted data give effect to the issuance of 79,593,999 ordinary shares in October 2010 pursuant to the exercise of share options at a weighted average exercise price of $0.04153 per share, and the issuance and sale of 460,000,000 ordinary shares in the form of ADSs by Le Gaga in this offering, but without giving effect to the use of proceeds thereof.
“Principal and Selling Shareholders”
     Le Gaga has amended certain information in the table on page 109 as follows:

	Ordinary Shares Beneficially		Ordinary Shares Being		Shares Beneficially Owned
	Owned Prior to This Offering		Sold in This Offering		After This Offering
	Number	%	Number	%	Number	%
Directors and Executive Officers:
Gordon Xiaogang Wang	60,000,000	3.27	10,000,000	0.55	50,000,000	2.18
All directors and executive officers as a group	1,204,174,337	65.63	36,586,005	1.99	1,167,588,332	50.93
     Le Gaga has furnished on page 112 detailed information about the grant by selling shareholders to the underwriters of an option to purchase additional shares in the form of ADSs to cover over-allotments as follows:

     Limewater Limited, Natural Eternity Limited, Win Seasons Holdings Limited, Chic Holdings Limited and Easyfield Investments Limited have granted the underwriters an option to purchase an additional 1,630,740 ADSs representing 81,537,000 ordinary shares to cover over-allotments. The following table sets forth the number of shares from each of these selling shareholders that are subject to the over-allotment option, and their respective beneficial ownership in our company assuming the underwriters exercise the over-allotment option in full. The calculations in the table below assume there are 2,293,591,000 ordinary shares outstanding immediately after the closing of this offering and the exercise of the over-allotment in full by the underwriters.

	Ordinary Shares	Ordinary Shares Beneficially Owned
	Subject to Over-	After this Offering and Exercise in Full
Selling Shareholders	allotment Option	of the Over-allotment Option
		Number	%
Limewater Limited	20,000,000	40,000,000	1.74
Natural Eternity Limited	35,623,000	24,377,000	1.06
Win Seasons Holdings Limited(1)	13,117,000	36,883,000	1.61
Chic Holdings Limited	1,883,000	35,800,000	1.56
Easyfield Investments Limited	10,914,000	—	—

(1)	As disclosed in the table above providing information on the selling shareholders participating in this offering other than through the grant of the over-allotment option, Win Seasons Holdings Limited is 100% held by our independent director designate, Gordon Xiaogang Wang. Upon the closing of this offering and assuming the exercise in full of the underwriters’ over-allotment option, Mr. Wang’s percentage beneficial ownership in our company, which comprises the shares held through Win Seasons Holding Limited, will be similarly reduced to 1.61%, and the beneficial ownership of all directors and officers as a group will be reduced to 50.36%.
“Underwriting — Selling Restrictions”
     Le Gaga has updated the selling restrictions relating to Australia and the Kingdom of Saudi Arabia on pages 148-149 and 151, respectively, with the following:
Australia
     This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.
     Accordingly, (i) the offer of the ADSs under this prospectus is only made to persons to whom it is lawful to offer the ADSs without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the ADSs sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Kingdom of Saudi Arabia
     This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority.
     The Capital Market Authority does not make any representation as to the accuracy or completeness of this document, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document.
     Prospective purchasers of the ADSs offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document you should consult an authorized financial adviser.